UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 19, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc
                  BHP Billiton Limited

To:
London Stock Exchange
Australian Stock Exchange

Cc:
New York Stock Exchange
JSE Limited
Swiss Stock Exchange
Deutsche Bank
UBS Zurich

Date: 19 September 2006

For Release: Immediately

BHP BILLITON PLC - TRANSACTION IN SHARES

BHP Billiton Limited announces that on 19 September 2006 it purchased 1,355,000 ordinary shares of BHP Billiton Plc at an average price of 914.2195 pence per ordinary share.

As part of the Group's capital management programme, it is intended that all of the purchased shares will be held by BHP Billiton Limited until such time as a decision is made to cancel, sell or transfer the shares. No shares may be cancelled unless shareholder approval has been obtained for such cancellation. There is currently no intention to resell these shares into the market.

In addition, while these shares are held by BHP Billiton Limited, it will not exercise any voting rights attaching to these shares.

Following the above purchase, BHP Billiton Plc holds 25,420,000 of its ordinary shares as treasury shares and BHP Billiton Limited holds 1,355,000 of the ordinary shares in BHP Billiton Plc, for a total of 26,775,000 shares. The total number of BHP Billiton Plc ordinary shares in issue (excluding shares held as treasury shares and shares held by BHP Billiton Limited) is 2,441,372,002.

For further information, please contact:
Investor Relations Mark Lidiard Office: +44 (0) 20 7802 4156 Mobile: +44 (0) 77 6993 4942	Company Secretary BHP Billiton Plc Robert Franklin Office: +44 (0) 20 7802 4116 Mobile: +44 (0) 7824 302684	Company Secretary BHP Billiton Limited Jane McAloon Office: + +61 3 9609 2445

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 19 September 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary